EXHIBIT 12

                                CARNIVAL CORPORATION
                         RATIO OF EARNINGS TO FIXED CHARGES
                           (in thousands, except ratios)

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                                           Nine Months Ended August 31,
                                         1997                     1996
Net income                              $510,700                $451,479
Income tax expense                         8,557                  11,006

Income before income tax expense         519,257                 462,485

Adjustment to earnings:
   Dividends received less equity in
     income from affiliates                8,236                  (9,719)

Earnings as adjusted                     527,493                 452,766

Fixed Charges:
  Interest expense, net                   43,510                  49,889
  Interest portion of rental expense (1)   1,761                   1,626
  Capitalized interest                    12,305                  18,679

Total fixed charges                       57,576                  70,194

Fixed charges not affecting earnings:
   Capitalized interest                   12,305                  18,679

Earnings before fixed charges           $572,764                $504,281

Ratio of earnings to fixed charges           9.9 x                   7.2 x








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(1) Represents one-third of rental expense, which Company management believes to be representative of the interest portion of rental expense.